UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D
                                   Amendment No. 1

                      Under the Securities Exchange Act of 1934



                            AMCAST INDUSTRIAL CORPORATION
          _________________________________________________________________
                                   (Name of Issuer)


                              Common Stock, no par value
          _________________________________________________________________
                            (Title of Class of Securities


                                     023395-10-6
                             ____________________________
                                    (CUSIP Number)


                                    Brent D. Baird
                                  1350 One M&T Plaza
                   Buffalo, New York  14203 (Phone: (716) 849-1484)
          _________________________________________________________________
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                     May 22, 2001
                               _______________________
                         (Date of Event which Requires Filing
                                  of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.


          *The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D
                                   Amendment No. 1

          CUSIP NO. 023395-10-6

          1.   Name of Reporting Person
               SS or Identification No. of above person (optional)

               First Carolina Investors, Inc.

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)___
                                                                  (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               WC

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       567,500
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              567,500

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               567,500

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                   ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               6.743%














          14.  TYPE OF REPORTING PERSON*

               CO, IV
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D
                                   Amendment No. 1

          First Carolina Investors, Inc. previously reported ownership of 440,100 Shares of the Issuer in a Schedule 13D filed on April 24, 2001 with the Securities and Exchange Commission (the "Original
          Schedule 13D"). Since the filing of the Original Schedule 13D, the Reporting Person has purchased 127,400 additional Shares.
          The cover page for First Carolina Investors, Inc. is hereby amended to read as shown in this Amendment No. 1. Items 3 and 5 are hereby amended as shown in this Amendment No. 1. All other items remain unchanged, and are incorporated by reference.

          ITEM 3.   SOURCE AND AMOUNT OF FUNDS.

          Item 3 is hereby amended to add the following:

          The amount of funds paid for the Shares by First Carolina Investors, Inc. is $1,150,541 (which only includes the amount of funds paid by the Reporting Person with respect to the 127,400 Shares purchased since the filing of the Original Schedule 13D).

          ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is hereby amended to read as follows:

          (a) The Reporting Person hereby reports beneficial ownership, in the manner hereinafter described, of 567,500 Shares of the
          Issuer:

                                                          Percentage of
                                             Number Of      Outstanding
          Shares Held in the Name of            Shares         Security


          First Carolina Investors,            567,500       6.743% (1)
          Inc.




             (1) The foregoing percentage assumes that the number of Shares of the Issuer outstanding is 8,416,484 Shares. In the Issuer's Form 10-Q for the quarter ended March 4, 2001, the Issuer reported that the number of Shares outstanding as of March 4, 2001 is 8,416,484 Shares.















          (b) The Reporting Person has sole voting and sole dispositive power over the Shares enumerated in paragraph (a).

          (c) The following purchases of the Shares were effected during the past sixty days:


                                             Price/Share
                                             (in Dollars
                                             Commissions
           Purchase In            Number of  not
           The Name Of   Date     Shares     included)

          First          4/23/01    1,800    8.85
          Carolina       4/24/01    1,800    8.85
          Investors      4/30/01    1,600    8.90
                         5/1/01    14,800    9.10
                         5/3/01    10,000    9.025
                         5/4/01    15,000    8.95
                         5/7/01     5,600    8.8393
                         5/8/01     5,000    8.70
                         5/15/01    3,100    9.00
                         5/16/01    7,600    9.00
                         5/22/01   33,000    9.00
                         5/23/01   28,100    8.989




               All transactions were effected through open-market purchases.

          (d) Not applicable

          (e) Not applicable

                                      SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          DATED this 29th day of May, 2001.


          First Carolina Investors, Inc.















          By: s/Brent D. Baird
             Brent D. Baird, Chairman